06019075

SurfControl®

November 27, 2006

SEC MAIL PROCESSING RECEIVED DEC 06 2006 WASH, D.C. 210 SECTION

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
SEC File No. 082-34985

SUPPL

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcement and Forms 88(2) (Revised 2005) Return of Allotment of Shares:

- REG-SurfControl PLC Director/PDMR Shareholding, dated November 22, 2006
- Form 88(2) (Revised 2005) Return of Allotment of Shares, dated November 7, 2006
- Form 88(2) (Revised 2005) Return of Allotment of Shares, dated November 9, 2006

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

Sincerely,

Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

Enclosures

12/13

Enterprise Threat Protection

SurfControl, Inc.,
1900 West Park Drive, Suite 180, Westborough, Massachusetts 01581, USA
Telephone: (831)-440-2500 Fax: (831)-440-4878
www.surfcontrol.com

U.S. Headquarters - SurfControl, Inc.,
5550 Scotts Valley Drive, Scotts Valley, California 95066, USA
Telephone: (831)-440-2500 Fax: (831)-440-2740
www.surfcontrol.com

Offices in Australia • Austria • China • France • Germany • Israel • Netherlands • Singapore • United Kingdom • United States

Registered in England No: 1566321

File No.: 82-34985

Financial Announcements

REG-Surfcontrol PLC Director/PDMR Shareholding

RNS Number:5164M
Surfcontrol PLC
22 November 2006

22 November 2006

SURFCONTROL PLC ("SurfControl" or "the Company")

Share option grant to Person Discharging Managerial Responsibility ("PDMR")

On 21 November 2006, Options over 10p ordinary shares of the Company were awarded to the following PDMR, who is not a director of the Company. The award is set out below:

Name	Position	Options (number)
John Cheney	Executive Vice President, Marketing and Product Management	25,000

The share options were granted at 457.75p, and issued pursuant to the rules of the SurfControl 1998 Executive Share Option Scheme (the unapproved schedule).

For further information,
ICIS
Caroline Evans-Jones, Tel: 020 7651 8688

END
RDSUUAURNSRAUAA

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	1566321
Company name in full	SURFCONTROL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	07	11	2006	07	11	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1500		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	321p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

File No.: 82-34985

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): APOLLO NOMINEES LTD	Class of shares allotted	Number allotted
Address: 1 FINSBURY AVENUE, LONDON. PARTICIPANT ID 002 MEMBERSHIP ID: DEP	ORDINARY	1,500
UK Postcode EC2M 2PP		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Andrew FINANCIAL CONTROLLER. Date 7/11/06.

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL PLC

RIVERSIDE, MOUNTBATTEN WAY CONGLETON

CHESHIRE CW12 1DY Tel (01260) 296 226

DX number DX exchange

File No.: 82-34985

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals

CHWP000

Company Number	1566321
Company name in full	SURFCONTROL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09	11	2006	09	11	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	4000		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	321p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

File No.: 82-34985

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): APOLLO NOMINEES LTD Address: 1 FINSBURY AVENUE, LONDON PARTICIPANT ID: 002 MEMBERSHIP ID: DEP UK Postcode: EC2M 2PP	Class of shares allotted ORDINARY	Number allotted 4000
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] FINANCIAL CONTROLLER Date 9/11/00

** A director / ~~secretary / administrator / administrative receiver / receiver~~ / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A.J. WALKER c/o SURFCONTROL PLC, RIVERSIDE
MOUNTBATTEN WAY, CONGLETON CHESHIRE
CW12 1DY Tel (01260) 296 226.
DX number DX exchange